Exhibit 4.27.4

Additional Agreement No. 4
to Contract on Network Connection between OAO Rostlecom and OAO Uralsvyazinform No. UF/D-MRK-
01/03 dated August 01, 2003 (as amended by Agreement dated January 01, 2006)

Moscow	March 11, 2006

Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by Charter, on the one part, and Open Joint Stock Company “Uralsvyazinform”, hereinafter referred to as the “Operator”, represented by General Director Anatoliy Yevgenievich Ufimkin, authorized to act by Charter, on the other part hereinafter collectively referred to as the “Parties”, and severally, as “Party”, have entered into this Additional Agreement (hereinafter, “the Agreement”) on the incorporation of the below-listed amendments in the Contract on Network Connection (hereinafter, “the Contract”), as follows:

1.                    Clause 1.12 of the Contract — to be excluded.

2.                    Clause 1.13 of the Contract shall be marked as Clause 1.12. and shall be amended as follows:

“Traffic Admission Services”  collectively mean termination of call to the Associated Operator’s network; zone termination of call to the Operator’s network; zone initiation of call; zone initiation of call from the Associated operator’s network in the course of long-distance and international communication provided by Rostelecom to the Users”.

3.                    In Paragraphs 3.3.3., 4.10, of the Contract, the term “long distance” shall be replaced by the term “zone”.

4.                    The words “and local termination of calls to the Operator’s network” shall be excluded from Paragraph 4.10.

5.                    In clause 5.6. of the Contract the reference on clause 1.13. of the Contract shall be substituted by reference on clause 1.12. of this Contract

6.                    In each Appendix to the Contract, the words «service on local termination of calls” shall be excluded; the words “long distance termination of calls” and “long distance initiation of calls” shall be substituted by the words “zone termination of calls” and “zone initiation of calls”, respectively; the words “service on transit of calls” shall be substituted by the words “service on zone initiation of calls from the networks of the Associated Operators”.

7.                    This Agreement is an inseparable part of the Contract.

8.                    All terms used in this Agreement have a meaning, fixed for them in the Contract.

9.                    All the rest, not indicated in this Agreement, is subject to the provisions of the Contract.

10.              The agreement is issued in the Russian language in two copies, one for  each Party.

11.              This Agreement shall come into force from the date hereof. The Parties hereby establish that terms and conditions of the Agreement entered into thereby shall apply to their relations arisen from the date of the Contract on Telecommunications Network Connection dated January 01, 2006.

12.              Details and Signatures of the Parties

OAO Rostelecom:	OAO Uralsvyazinform:

Legal address: 127091, Moscow,	Legal address: 620014
Delegatskaya st., 5	Yekaterinburg, Moskovskaya st., 11

General Director	General Director
OAO Rostelecom	OAO Uralsvyazinform

/signed/ D.Ye. Yerokhin	/signed/ A. Ya. Ufimkin
Dated 11.03.2006	Dated 11.03.2006
Seal here	Seal here